REQUEST FOR WITHDRAWAL
[Professional Veterinary Products Letterhead]
VIA EDGAR
March 19, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Professional Veterinary Products, Ltd.
Post-Effective Amendment No. 1 to
Form S-1 filed February 20, 2008
Registration Number 333-138982
Ladies and Gentlemen:
     In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), Professional Veterinary Products, Ltd. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-1, Registration Number 333-138982, and all exhibits thereto. Such Post-Effective Amendment No. 1 was filed with the Commission on February 20, 2008 and has not yet been declared effective by the Commission. Further, no shares of the Registrant’s common stock have been offered or sold pursuant to such Post-Effective Amendment No. 1.
     The Registrant desires to terminate the offering and believes that the withdraw of Post-Effective Amendment No. 1 is in the best interests of the Registrant’s shareholders. In addition to the expense and time that would be required to complete the registration, the Registrant’s reasons to withdraw Post-Effective Amendment No. 1 include the following: the nominal number of shares sold under the initial Registration Statement and the Registrant’s consideration of a potential merger or sale of some or substantially all of its assets.
     The initial Registration Statement on Form S-1 was filed with the Commission on November 28, 2006 and declared effective on February 28, 2007. During the period of effectiveness of the initial Registration Statement, the Registrant sold fifty-four (54) shares of common stock. The Registrant intends to file a new Post-Effective Amendment to the Registration Statement with the Commission to remove from registration all of the unsold registered securities.
     It is our understanding that this application for withdrawal of the Post-Effective Amendment No. 1 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Securities and Exchange Commission
March 19, 2008

     Should you have any questions or require additional information, please call Amber Neubert of Baird Holm at (402) 636-8248.

PROFESSIONAL VETERINARY PRODUCTS, LTD.

By:	/s/ Neal B. Soderquist
Neal Soderquist
Vice President and Chief Financial Officer